UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                               FORM 12b-25

                     NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K     [ ] Form 20-F   [ ] Form 11-K
               [X] Form 10-Q     [ ] Form N-SAR

     For Period Ended:       December 31, 1995

     [   ]     Transition Report on Form 10-K
     [   ]     Transition Report on Form 20-F
     [   ]     Transition Report on Form 11-K
     [   ]     Transition Report on Form 10-Q
     [   ]     Transition Report on Form N-SAR
     For the Transition Period Ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________

PART I - REGISTRANT INFORMATION

   Astrosystems, Inc.
_____________________________________________________________________
Full Name of Registrant


_____________________________________________________________________
Former Name if Applicable


  6 Nevada Drive
_____________________________________________________________________
Address of Principal Executive Office (Street and Number)


  Lake Success, New York 11042
_____________________________________________________________________
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.  (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteeneth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On February 2, 1996, the Registrant's stockholders approved a Plan of Complete Liquidation and Dissolution. On February 6 and February 7, 1996, pursuant to two separate transactions, the Registrant sold substantially all of its operating assets. Due to the need to give effect to the foregoing events, the Registrant is unable to complete and file the Form 10-QSB on or before February
14, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Gilbert H. Steinberg               516           328-1600
     _______________________________  ___________  __________________
       (Name)                         (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify
     report(s).                              [ X ] Yes   [   ] No


     ________________________________________________________________


(3)  Is it anticipated that any signficant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
     the subject report or portion thereof?  [ X ] Yes   [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       See rider attached
     ________________________________________________________________



                             Astrosystems, Inc.
              ___________________________________________
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     February 14, 1996            By   /s/Gilbert H. Steinberg
     __________________________            ________________________
                                           Gilbert H. Steinberg,
                                           Vice President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          RIDER TO FORM 12b-25
                   ___________________________________

                   ASTROSYSTEMS, INC. AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             (Unaudited)

                            (PRELIMINARY)


                            Six Months Ended      Three Months Ended
                               December 31,          December 31,
                            1995        1994      1995         1994
                            ____        ____      ____         ____
                                          (In Thousands)
                              (Except Earnings per Common Share)

Sales                       $3,617      $5,225    $1,857       $3,062
                            ______      ______    ______       ______

Cost of sales                3,116       3,888     1,708        2,158
Selling, general and
  administrative expenses    1,820       2,092       823          982
                            ______      ______    ______       ______
                             4,936       5,960     2,531        3,140
                            ______      ______    ______       ______

(Loss) from operations      (1,319)       (755)     (674)        (120)
Investment and other
  income (net)               1,045         692       517          428
                            ______      ______    ______       ______
Earnings (loss) before
  taxes on income             (274)        (63)     (157)         308
Income taxes (benefit)        (110)        (25)      (63)         123
                            ______      ______    ______       ______
Net earnings (loss)         $ (164)     $  (38)   $  (94)      $  185
                            ======      ======    ======       ======


Primary earnings(loss)
  per common share          $ (.03)     $ (.01)   $ (.02)      $  .03

Weighted average out-
  standing shares            4,586       5,282     4,589        5,286

PRELIMINARY MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations

Comparison of six months ended December 31, 1995 vs six months ended December 31, 1994

     Sales decreased from $5,225,000 for the six months ended
December 31, 1994 to $3,617,000 for the six months ended December 31, 1995. The decrease was due to reduced sales for the military division, and in particular, the phaseout of a major production contract for power supplies used on the Navy's advanced capability ADCAP torpedo.

     Cost of Sales as a percentage of revenue for the six months ended December 31, 1995 was 86% of revenue versus 74% for the prior equivalent period. Included in Cost of Sales are fixed expenses such as rent; in addition, the Company's Government contracts and subcontracts require certain fixed expenses such as quality assurance personnel, which cannot be reduced in proportion to revenue. The Company, under its liquidation plan (see "Plan of Complete Liquidation and Dissolution" below), has sold all of its operating assets as of February 7, 1996.

     Selling, General and Administrative expenses for the period ended December 31, 1995 decreased from the prior period primarily due to a charge included in the prior period for a non-cash item of $175,000 for the extension of employee stock options as well as a decrease in selling expenses for the current period.

     Investment income for the six months ended December 31, 1995 increased due to an increase in funds available for investment as well as a higher percentage of funds being invested in higher yielding U.S. Treasury obligations.

Comparison of three months ended December 31, 1995 vs three months ended December 31, 1994

     The decrease in sales for the three months comparison as well as the increase in Cost of Sales was due to the same reasons described above.

     Selling, General and Administrative expenses of the period ending December 31, 1995 decreased from the prior period primarily due to the same reasons described above.

     Investment income for the three months ended December 31, 1995 increased primarily due to the same reasons described above.